UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF

THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT CLOUDFLARE, INC.

IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT

OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of

CLOUDFLARE, INC.

File No. 812-

Please send all communications to:

Thomas Seifert, Chief Financial Officer

Cloudflare, Inc.

101 Townsend Street

San Francisco, CA 94107

(888) 993-5273

corporate-legal@cloudflare.com

Amy Caiazza, Esq., Ph.D.

Wilson Sonsini Goodrich & Rosati, P.C.

1700 K Street, NW

Washington, DC 20006

(202) 973-8800

acaiazza@wsgr.com

This Application (including Exhibits)

consists of 31 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Cloudflare, Inc. 101 Townsend Street San Francisco, CA 94107 File No. 812-	APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT CLOUDFLARE, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.

I. SUMMARY OF RELIEF REQUESTED

Cloudflare, Inc. (“Cloudflare” or the “Company”) hereby files this application (this “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission,” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940 (15 U.S.C. §§80a-1 et seq.), as amended (the “1940 Act”), finding and declaring that Cloudflare is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Cloudflare as an operating company that, directly and through its wholly-owned subsidiaries, is currently engaged in the business of providing, improving, and developing secure network cloud services to businesses.

The Company historically has relied on an exemption from registration under 1940 Act Rule 3a-8 but expects that such reliance will become impracticable, as its R&D expenses have and likely will continue to decline relative to its increasing sales, marketing, and other operating expenses. Over the past six years, those expenses have fluctuated between 18.34% (for fiscal year 2018) and 25.04% (for the nine months ended September 30, 2022) of total expenses (including cost of revenue) and are expected to decrease relative to total expenses over time. As a result, the Company may not predictably meet the requirement of Rule 3a-8 that its R&D expenses are a “substantial” portion of its operating expenses (including cost of revenue and goods sold).1 As such, Cloudflare is filing this Application pursuant to Section 3(b)(2) of the 1940 Act to confirm its clear status as an operating company and not as an “investment company.”

[1]

Among other things, Rule 3a-8 under the 1940 Act requires that a company relying on it have R&D expenses, for the last four fiscal quarters combined, that are a “substantial percentage” of the company’s total expenses for the same period. In the adopting release to Rule 3a-8, the Commission left the term “substantial” unquantified, noting that a majority of expenses devoted to R&D certainly would be “substantial” and, under the facts and circumstances, less than a majority could be “substantial” for purposes of the rule. See Investment Company Act Release 26077 (June 16, 2003) (adopting Rule 3a-8). A little more than four years after adopting Rule 3a-8, the Commission staff granted no-action relief to a company relying on Rule 3a-8 where its R&D expenses were 20% of overall expenses. See Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007). This 20% benchmark (the “20 Percent Threshold”) serves generally as an industry “bright line,” with the implication that R&D expenses below the 20% Threshold may not be substantial.

Section 3(a)(1) of the 1940 Act sets forth a three-prong definition that broadly defines an “investment company” as any issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”);

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificates outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).2

Cloudflare does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Cloudflare would not be an investment company on that basis, and this Application does not address this aspect of the definition of “investment company.”

This Application does address the Business Test and the Asset Test, as applied to the Company’s historical and intended operations. Briefly, Cloudflare holds on its balance sheet “investment securities,” as defined in the 1940 Act as “all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3 of the 1940 Act.3 As of December 31, 2021 and September 30, 2022, the value of Cloudflare’s investment securities constituted approximately 56.8% and 65.4%, respectively, of the value of Cloudflare’s total assets (exclusive of government securities and cash items) on an unconsolidated basis and thus exceeded the 40% threshold of the Asset Test.

[2]	15 U.S.C. §80a-3(a)(1).
[3]	15 U.S.C. §80a-3(a)(2).

Cloudflare holds investment securities primarily because, like other high-growth technology companies that primarily provide technology services to customers, Cloudflare’s business is highly capital intensive, requires R&D of new technologies, and does not involve the Company acquiring or retaining significant “hard” operating assets. As a result, Cloudflare maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in Cloudflare’s cloud-based services and technology business. Cloudflare’s holdings are conservative Capital Preservation Instruments4 necessary to finance the Company’s R&D and cloud-based services and technology business.

Additionally, like similarly situated technology companies, Cloudflare has developed significant intangible assets, such as internally generated intellectual property, that may not appear on a balance sheet prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). While Cloudflare believes its intellectual property is a valuable asset, valuing such internally-developed intellectual property is difficult and inherently subjective, and some contractual counterparties—such as underwriters, lenders, or business partners—may not accept investment company status representations based on unconsolidated calculations that rely on Cloudflare’s own valuation of those assets.

The Company believes the requested order is warranted because it is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities, directly and through its majority-owned subsidiaries, within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act. As discussed below, the Company believes that its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets and its sources of revenue and income demonstrate that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading securities. The Company thus asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the 1940 Act.

[4]

“Capital Preservation Instruments” refers collectively to any cash items and securities that are held for the purpose of conserving Cloudflare’s capital and liquidity until they are used by Cloudflare to support its business (as such business is described in this Application). Such holdings are liquid (i.e., can be readily sold), earn competitive market returns and present a low level of credit risk, including short-term investment grade securities, government securities (as defined in Section 2(a)(16) of the 1940 Act), securities of money market funds registered under the 1940 Act, and other cash items, but excluding investments in equity or speculative instruments.

II. STATEMENT OF FACTS

A.	Overview of Cloudflare’s Business and Operations

Formed in 2009, Cloudflare is a Delaware corporation that is in the business of providing cloud-based network services to its customers. The Company delivers a suite of deeply integrated products that serve as a single, unified network architecture for its customers.

As of October 20, 2022, Cloudflare had market capitalization of approximately $17.62 billion, approximately 284.7 million shares of Class A common stock outstanding, and 43.9 million shares of Class B common stock outstanding.

The Company has twenty-four wholly-owned subsidiaries, none of which hold any investment securities.5 The following subsidiaries conduct businesses that are integrally related to the business of Cloudflare:

•

Cloudflare (Canada) Information Technology Co., Ltd., Cloudflare Germany GmbH, Cloudflare France SAS, Cloudflare Middle East FZ-LLC, Cloudflare Netherlands B.V., Cloudflare (Beijing) Information Technology Co., Ltd., Cloudflare Australia Pty Ltd, Cloudflare Japan KK, Cloudflare Korea LLC and Cloudflare India Private Limited all primarily engage in sales and marketing of Cloudflare’s products in their respective jurisdictions.

•	Cloudflare Limited and Cloudflare, Pte. Ltd. engage in a variety of functions, including R&D and sales and marketing in their respective jurisdictions.

[5]

The Company’s subsidiaries include Cloudflare (Canada) Information Technology Co., Ltd. a British Columbia limited corporation; Cloudflare Latin America, SRL a Costa Rica limited liability company; S2 Systems, LLC, a Delaware limited liability company; Cloudflare Hong Kong, LLC, a Delaware limited liability company; Cloudflare London, LLC, a Delaware limited liability company; Cloudflare Sydney, LLC, a Delaware limited liability company; Zaraz Inc., a Delaware corporation; Sweeps Ltd., a private company organized under the laws of Israel; Vectrix Security, LLC, a Delaware limited liability company; Area 1 Security, LLC, a Delaware limited liability company; Cloudflare Limited, a private limited company incorporated under the laws of England and Wales; Cloudflare Portugal Unipessoal, Lda., a Portuguese private limited company; Cloudflare Germany GmbH, a German company with limited liability; Cloudflare Africa Ltd., a Seychelles private company limited by shares; Cloudflare France SAS, a French simplified joint-stock company; Cloudflare Middle East FZ-LLC, a Dubai Internet City Free Zone limited liability company; Cloudflare Netherlands B.V., a Netherlands private limited liability company; Cloudflare (Beijing) Information Technology Co., Ltd., a People’s Republic of China wholly-owned limited liability company; Cloudflare Australia Pty Ltd., an Australian proprietary limited company; Cloudflare, Pte. Ltd., a Singapore private limited company; Cloudflare Japan KK, a Japanese joint-stock company; Cloudflare US, Inc., a Delaware corporation; Cloudflare Korea LLC, a Korea limited liability company; and Cloudflare India Private Limited, a company with limited liability incorporated under the laws of India.

•	Cloudflare Portugal Unipessoal, Lda. engages in R&D activities.[6]

The Company has never sold any subsidiaries and has not secured (and does not intend to secure) control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. To the extent that the Company may in the future make strategic investments in other companies, such investments will not be for speculative purposes or for purposes of earning high rates of return. Instead, the Company expects to engage in strategic investments, if at all, for the purpose of acquiring companies or interests in companies whose businesses are complementary to that of the Company and its mission and where ownership of such a company supports Cloudflare’s overall business strategy. Rule 3a-8(a)(4)(i) and (ii) contemplate such types of strategic investment business decisions, and the Company would expect to comply with the rule if it makes “other investments” that are not Capital Preservation Instruments.

In September 2019, the Company completed an initial public offering (“IPO”) in which it issued and sold Class A common stock for net proceeds of $565.0 million, after deducting underwriting discounts and commissions and offering costs. Following its IPO, the Company issued Convertible Senior Notes in May 2020 and August 2021 in the principal amounts of $575 million and $1,293.8 million, respectively (collectively, the “Notes”).

B.	Corporate governance

The Company’s business and affairs are managed under the direction of its Board of Directors. Cloudflare’s Board of Directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Cloudflare’s executive officers and directors are accomplished individuals with experience and credentials well-suited to managing the Company’s business and affairs.

1.	Executive officers

Matthew Prince is one of Cloudflare’s co-founders and has served as its Chief Executive Officer and Chair of the Board of Directors since July 2009. He also co-founded Unspam Technologies, Inc., a software and services company, and has served as its chair since December 2001. Mr. Prince holds a B.A. in English and a minor in Computer Science from Trinity College-Hartford, an M.B.A. from Harvard Business School, and a J.D. from the University of Chicago Law School.

[6]

S2 Systems, LLC, Zaraz Inc., Sweeps Ltd., Vectrix Security, LLC, and Area 1 Security, LLC were acquired or were formed for the purpose of acquiring S2 Systems Corporation, Zaraz Inc., Vectrix Security, Inc., and Area 1 Security, Inc. and are currently holding companies with no ongoing operations. Sweeps Ltd. was and still is a subsidiary of Zaraz Inc. that holds de minimis assets and conducts no operations. Cloudflare Latin America, SRL, Cloudflare Hong Kong, LLC, Cloudflare London, LLC, Cloudflare Sydney, LLC, and Cloudflare Africa Ltd., are entities that currently hold de minimis assets and conduct no operations. Cloudflare US, Inc. has no ongoing operations and was formed solely for the purpose of being the second shareholder of Cloudflare India Private Limited, as two shareholders are required by Indian law. None of the Company’s subsidiaries, including the subsidiaries identified in this footnote, meet the definition of an “investment company” in Section 3(a) of the 1940 Act.

Michelle Zatlyn is one of Cloudflare’s co-founders and served as its Head of User Experience from 2009 until she was appointed as its Chief Operating Officer in 2016 and its President in 2020. She has served as a member of Cloudflare’s Board of Directors since November 2009. Ms. Zatlyn holds a B.Sc. in Chemistry and Business from McGill University, and an M.B.A. from Harvard Business School.

Thomas Seifert has served as Cloudflare’s Chief Financial Officer since June 2017. Prior to joining Cloudflare, he served as Executive Vice President and Chief Financial Officer of Symantec Corporation, a provider of cybersecurity software and services; Executive Vice President and Chief Financial Officer of Brightstar Corp., a wireless distribution and services company; and Senior Vice President, Chief Financial Officer, and Interim Chief Executive officer at Advanced Micro Devices Inc., a semiconductor company. Mr. Seifert holds a B.A. in Business Administration and an M.B.A. from Friedrich Alexander University in Germany, and an M.A. in Mathematics and Economics from Wayne State University.

Douglas Kramer has served as Cloudflare’s General Counsel since August 2016 and Secretary since August 2019. Prior to joining Cloudflare, he served in a variety of government positions, including Deputy Administrator of the U.S. Small Business Administration; General Counsel of the United States Agency for International Development; White House Staff Secretary and Deputy Assistant to the President; Associate Counsel and Special Assistant to the President; and Counsel to the Assistant Attorney General for the Antitrust Division of the Department of Justice. Mr. Kramer holds a B.A. in Philosophy and English from Georgetown University, and a J.D. from the University of Chicago Law School.

2.	Non-employee directors

Mark Anderson has served as a member of Cloudflare’s Board of Directors and as a member of the nominating and corporate governance committee since August 2019. Mr. Anderson has served as a consultant and Chief Growth Officer for Anaplan, Inc., a software company; President and both Executive Vice President and Senior Vice President for Worldwide Field Operations of Palo Alto Networks, Inc., a cybersecurity company; and in several management roles for F5 Networks, Inc., an IT infrastructure company. Mr. Anderson holds a B.A. in Business and Economics from York University in Toronto, Canada.

Maria Eitel has served on Cloudflare’s Board of Directors since December 2018 and as Chair of the compensation committee since February 2019. Ms. Eitel has served in various positions with NIKE, Inc., and the Nike Foundation, a non-profit organization funded by NIKE, and has been Chair of Girl Effect, an independent non-profit organization she founded with the goal of transforming the lives of adolescent girls. Ms. Eitel holds a B.A. in Humanistic Studies from McGill University, an M.S. in Foreign Service from Georgetown University, and an Honorary Doctorate of Humane Letters from Babson College.

Carl Ledbetter has served as a member of Cloudflare’s Board of Directors since November 2009, as a member of the audit committee since December 2018, and as Chair of the nominating and corporate governance committee since August 2019. Dr. Ledbetter has served as the Chairman, CEO, and CTO of SimpleRose, Inc., a software company, and as a Managing Director and special Advisor of Pelion Venture Partners, a venture capital firm. Dr. Ledbetter has served on the boards of directors of four public companies and more than twenty privately held companies. Dr. Ledbetter holds a B.S. in Mathematics from the University of Redlands, an M.S. in Mathematics from Brandeis University, and a Ph.D. in Mathematics from Clark University.

Mark Hawkins has served on Cloudflare’s Board of Directors and as Chair of the audit committee since June 2022. Mr. Hawkins served as President and CFO Emeritus Advisor for Salesforce.com, Inc., a software company, from February 2021 to November 2021. Prior to that, he held numerous roles at Salesforce.com, Inc., including President, Chief Financial Officer, Principal Financial Officer and Executive Vice President. Mr. Hawkins currently serves on the board of directors and audit committees of Toast, Inc., a software company, and SecureWorks Corp., a global cybersecurity company. He holds a B.A. in Operations Management from Michigan State University and an M.B.A from University of Colorado. He also completed the Advanced Management Program at Harvard Business School.

Scott Sandell has served as a member of Cloudflare’s Board of Directors since November 2010, as a member of the compensation committee since February 2019, and as the Lead Independent Director since September 2019. He has served in various positions at New Enterprise Associates, Inc., a venture capital firm, and served as head of the firm’s technology investing practice for 10 years. He currently serves on the boards of directors of Bloom Energy Corporation, a provider of solid-oxide fuel cell systems, and several privately-held companies, and has previously served on the board of directors of Fusion-io, Inc., a computer hardware and software systems company acquired by SanDisk Corporation, Tableau Software, Inc., and Workday, Inc., a provider of on-demand financial management and human capital management software. Mr. Sandell holds an A.B. in Engineering from Dartmouth College and an M.B.A. from Stanford University.

Katrin Suder has served as a member of Cloudflare’s Board of Directors and as a member of the compensation committee since August 2019. Dr. Suder has served as Chairperson of the Advisory Council on Digitalization to the German Federal Government and been an industrial advisor to EQT, a private equity firm, and a partner at Macro Advisory Partners, a strategic advisory firm. Dr. Suder previously served as State Secretary for the German Federal Ministry of Defense and a consultant with McKinsey & Company, a management consulting company, where she managed the German Public Sector Practice. Dr. Suder holds a B.A. in German Literature and Theater and a Ph.D. in Computational Neuroscience from Ruhr University Bochum.

C.	Cloudflare’s Business and State of the Market

The Company is in the business of providing a cloud-based suite of network services to its customers, as its main activities, products, and capital structure make clear. Importantly, companies in the cloud software industry, such as Cloudflare, generally need significant liquid capital to finance operations and the costs of software-focused R&D. The cloud computing industry is a competitive and capital-intensive industry, and, as a result, Cloudflare needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations and capital expenditures, including those related to scaling efforts. It is important for Cloudflare to scale its business in order to achieve operating leverage, better support its existing and new customers, and continue to innovate effectively.

As noted above, the Company has never sold any subsidiaries and has not secured, and does not intend to secure, control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. To the extent that Cloudflare may in the future make strategic investments in other companies as part of its scaling efforts, such investments will not be for speculative purposes or for purposes of earning high rates of return, and the Company would expect to comply with the requirements of Rule 3a-8(a)(4)(i) and (ii) if it makes “other investments” that are not Capital Preservation Instruments. As of the date of this Application, the Company holds no strategic investments in other companies and has never held such strategic investments.

1.	Product portfolio and Anticipated Growth

Cloudflare offers a suite of products that support its customers’ external-facing infrastructure (such as websites and apps), internal networks, serverless computing, website development, domain registration, and secure, private internet browsing for its customers’ own customers. Initially, Cloudflare sold these services directly through its website based on internet advertising and other marketing tools.

Cloudflare’s current growth strategy includes targeting larger companies through the development of its business with “contracted customers” – i.e., enterprise customers with individually negotiated contracts (rather than customers onboarded directly and automatically through its website) – and marketing its related suite of products. This strategy entails more significant up-front costs, particularly those associated with ramping up services provided to these customers and onboarding them in the first place.

Growing the contracted customer business will increase the Company’s total operating expenses, because it will require the Company to hire more employees to provide the individualized services that these customers require and will also increase the Company’s marketing expenses, as, unlike engaging individual customers onboarded through the Company’s website, engaging these customers often requires direct and involved sales efforts beyond simple advertising through the internet or in other venues. It is anticipated that the Company’s costs of revenue7 will increase as well, as the Company will need to increase its spending on co-location facilities (i.e., locations rented by the Company to house servers and networking equipment) and will incur network and bandwidth costs related to operating the Company’s global cloud platform for its expanding customer base. The Company will also need to hire employees for customer support and technical operations organizations and purchase equipment located in co-location facilities. As these operating expenses increase, R&D expenses will constitute a smaller percentage of total expenses such that reliance on Rule 3a-8 will no longer be feasible.

2.	Competitive Market

The markets for the Company’s platform and products are intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards, and frequent introductions of new, and improvements of existing, products. Cloudflare’s broad portfolio of products exposes it to competition from a large number of competitors in different markets, including companies that provide internal and external firewalls, web security, and application delivery controls. Cloudflare expects competition to increase as other established and emerging companies and start-ups enter the markets for products and solutions for security, performance, and reliability, in particular with respect to cloud-based solutions, as customer requirements evolve and new products, services, and technologies are introduced. The Company’s ability to anticipate or effectively react to these competitive challenges relies on the success and scale of its R&D program.

3.	Intellectual Property, Product Pipeline, and Need for Capital Reserves

Cloudflare’s success depends in part on its ability to develop, protect, and use its core technology and intellectual property rights. The Company relies on a combination of patents, copyrights, trademarks, trade secrets, know-how, contractual provisions, and confidentiality procedures to protect its intellectual property rights. As of September 30, 2022, Cloudflare had 22 issued patents and more than 85 pending patent applications in the United States and abroad. These patents and patent

[7]

For GAAP purposes, the term “cost of revenue” refers to the total cost of manufacturing and delivering a product or service to consumers; it is designed to represent the direct costs associated with producing the goods and services the company sells. Companies that primarily provide services often use the “cost of revenue” metric rather than “cost of goods sold” because it is a more comprehensive account of the various costs associated with selling a good or service; cost of revenue, unlike cost of goods sold, also includes costs incurred to generate a sale outside of production. Like costs of goods sold, cost of revenue is subtracted from revenue to derive the Company’s gross profit. Cloudflare’s cost of revenue consists primarily of expenses that are directly related to providing services to paying customers. These expenses include expenses related to operating in co-location facilities; network and bandwidth costs; depreciation of equipment located in co-location facilities; certificate authority services costs for paying customers (which create certificates used to create secure connections to a server via the Internet); related overhead costs; the amortization of capitalized internal-use software; and the amortization of acquired developed technologies. Cost of revenue also includes employee-related costs, including salaries, bonuses, benefits, and stock-based compensation for employees whose primary responsibilities relate to supporting paying customers. Other costs included in cost of revenue include credit card fees related to processing customer transactions and allocated overhead costs.

applications seek to protect its proprietary inventions relevant to its business. In addition, the Company has registered “Cloudflare” as a trademark in the United States and other jurisdictions and it has filed other trademark applications in the United States. Cloudflare is also the registered holder of a variety of domestic and international domain names that include “Cloudflare” (including “Cloudflare.com”).

Cloudflare’s R&D personnel are responsible for the design, development, testing, and delivery of the Company’s global network and products. As of September 30, 2022, Cloudflare had 1,058 employees, or 33% of Cloudflare’s total headcount, within the Company’s R&D team. One group works closely with Cloudflare’s product management organization to improve, refine and expand its existing products, while a second builds greenfield opportunities that aim to expand Cloudflare’s market reach. Cloudflare’s research team is also focused on ensuring that its network, products, and customers are secured with the latest cryptography.

The Company’s R&D needs mean it requires sufficient capital to fund those needs. The nature of the cloud computing industry makes having accessible capital even more critical. The cloud computing industry, and the technology industry as a whole, is subject to business cycles, the timing, length, and volatility of which are difficult for the Company to predict. This generally relates to the cycle of development, beta testing, approval, and launch of new networks and products. At each level of the cycle, the Company will need sufficient capital to finance a product through subsequent cycles.

D. Cloudflare’s Liquidity and Capital Resources

The nature of Cloudflare’s business and industry result in it generating and holding significant amounts of liquid capital rather than raw goods, supplies, or inventory. Cloudflare generates the substantial majority of its revenue from fees charged to customers using a subscription model that allows customers to sign up for “Pro” or “Business” plans that are payable monthly. The Company’s revenue also includes revenue from its consulting, on-site technical solution services, and training related to the Platform. Like other cash-heavy technology companies, Cloudflare sells no tangible products and maintains limited other assets.

Thus far, the Company has experienced a net loss in income despite revenue from the sources outlined above. This means it has no access to excess capital to finance its operations. That capital derives instead from its financing activities.

E. Financing of Cloudflare’s Business

Cloudflare requires significant liquid capital primarily to: (i) fund R&D for new products and services, (ii) otherwise fund its operations, and (iii) make other capital expenditures in keeping with the growth of the Company’s cloud-based services and technology business.

1.	R&D Activities

Cloudflare needs to maintain substantial cash reserves to fund its R&D activities. The cloud computing industry is intensely competitive and characterized by rapid changes in technology and frequent introductions of new services and offerings. Cloudflare expects competition to continue, from both current competitors and new entrants in the market that may be well-established and enjoy greater resources or other strategic advantages.

It is anticipated that R&D expenses will continue to increase over time in absolute terms at Cloudflare. However, the Company’s R&D expenses, although substantial in absolute terms, may not be “substantial” as a ratio of overall expenses (including cost of revenue), particularly as overall expenses increase with the marketing of the Company’s software and efforts to service and build the Company’s customer base. The Company’s R&D expenses therefore, although increasing in absolute terms, will likely decline as a ratio of overall expenses and may not be “substantial” as a ratio of total expenses. Thus, as the Company becomes more commercially successful, the proportion of funds the Company devotes to R&D expenses, relative to total expenses (including cost of revenue), is likely to eventually fall below the 20% industry “bright line” provided in staff guidance regarding when R&D expenses are “substantial” under Rule 3a-8.8

The table below depicts the Company’s R&D expenses for fiscal years 2016 through 2021 and the nine months ended September 30, 2022, the change in R&D expenses from year to year, and R&D expenses over the Company’s total expenses over the same period, in each case as of the end of such fiscal year or period.

Fiscal Year or Period	R&D Expenses		Change from Prior		R&D Expense as % of Total Expenses*
2016	$16,724,000				18.58%
2017	$24,244,000		44.97%		20.83%
2018	$41,347,000		70.55%		18.34%
2019	$69,838,000		68.91%		21.69%
2020	$99,755,000		42.84%		22.65%
2021	$115,681,000		15.96%		21.53%
2022	$172,785,000	**	78.42	%***	25.04%**

*

“Total Expenses” includes the sum of cost of sales, offering expenses, and operating expenses (including R&D, general and administrative, and sales and marketing expenses), all as disclosed on Cloudflare’s unconsolidated statements of operations.

**	This figure for 2022 is for the nine months ended September 30, 2022.
***	Comparison is made to the fiscal nine months ended September 30, 2021.

[8]	See Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007).

2.	Sales and Marketing and Other Operating Expenses

Because Cloudflare is a new and growing public company, generating revenue from new products and services that emerge from Cloudflare’s R&D activities will require increasing other expenses as well, including expenses related to sales and marketing, the administration of a rapidly expanding employee base, and other administrative expenses. In particular, the Company has and likely will in the future continue to incur more sales and marketing expenses on an absolute basis as the Company grows its business with the products it has brought to the market from its R&D activities.

The table below depicts Cloudflare’s sales and marketing expenses on an unconsolidated basis for fiscal years 2016 through 2021 and the nine months ended September 30, 2022, as well as changes in these expenses year over year, in each case as of the end of such fiscal year or period.

Fiscal Year or Period	Sales and Marketing Expenses	Change from Prior
2016	$35,988,000
2017	$54,312,000	50.92%
2018	$76,900,000	41.59%
2019	$121,953,000	58.59%
2020	$164,506,000	34.89%
2021	$199,787,000	21.45%
2022	$240,306,000	42.74%*

*	Comparison is made to the fiscal nine months ended September 30, 2021.

The Company’s increased marketing costs are consistent with the corporate development of companies in Cloudflare’s industry: Now that it has reached a point in which it has developed a mature suite of products and services, it is investing in sales and marketing in order to ramp up sales of those products and services. The Company expects this trend to continue, and as a result expects that the Company’s R&D expenses will continue to comprise a smaller and smaller portion of overall expenses.

3.	Capital Expenditures and Need for Significant Cash

It is important for Cloudflare’s business that it maintain a substantial cash position. As discussed above, there are a number of business reasons for this, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address any fluctuations in annual and quarterly results, strategic acquisitions, and the need to fund Cloudflare’s R&D and sales and marketing activities.

In addition, managing the Company’s growth requires significant capital expenditures to build out its valuable management and employee resources. Setting aside the Company’s ongoing development of new projects, the number of customers, users, and requests on the network also has increased rapidly in recent years, meaning operationally the Company has had to hire more employees to manage those requests and service customers. The employee headcount grew from 865 as of December 31, 2018, to 1,270 as of December 31, 2019, to 1,788 as of December 31, 2020, to 2,439 as of December 31, 2021, and to 3,181 as of September 30, 2022.

The table below shows the Company’s increases in net capital expenditures on an unconsolidated basis over the past six years, as of the end of each fiscal year from 2016 through 2021 and as of the fiscal nine months ended September 30, 2022. As discussed above, the cloud computing industry is a competitive and capital-intensive industry, and, as a result, Cloudflare needs to maintain a substantial cash position that is available without significant restrictions for ongoing operations and capital expenditures, including those related to scaling. Cloudflare also needs to maintain substantial liquid capital as it continues to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement its business.

Fiscal Year or Period	Net Capital Expenditures	Change from Prior
2016	$15,588,000
2017	$19,181,000	23.05%
2018	$19,191,000	0.01%
2019	$47,666,000	148.38%
2020	$72,181,000	51.43%
2021	$98,367,000	36.28%
2022	$120,443,000	53.03%*

*	Comparison is made to the fiscal nine months ended September 30, 2021.

This is typical of changes that companies with significant R&D activities experience over time, as they move from primarily developing to monetizing products, services, and technologies through expanded sales and marketing efforts, customer service, production, and other administrative support services, while continuing to research and develop enhancements to the products and services they sell and develop new ones.

F. Cloudflare’s Cash Management Practices

As noted, Cloudflare has financed operations primarily through offerings of its debt and equity securities, but ultimately seeks to generate cash from operations to support its business. To the extent it makes investments, the Company does so predominantly to preserve the capital necessary to fund R&D and operations. The Company believes it makes prudent investments in Capital Preservation Instruments for purposes of funding its operations, and to this end, the Company’s investment strategy is to preserve capital and maintain liquidity, pending the use of capital for its current and future operations, while achieving a reasonable rate of return that is expected to be greater than the return obtainable by investing exclusively in cash items and government obligations. The Company does not invest in securities for short-term speculative purposes.

The Company’s investment strategy is designed to provide liquidity and safety of principal, while striving to achieve the highest rate of return consistent with these two objectives, and provides for investments in which the Company has the ability and intent, if necessary, to liquidate for purposes of financing the Company’s current operations. Thus, when it makes securities investments in Capital Preservation Instruments, Cloudflare invests in fixed-income securities that are rated investment-grade because they have ratings of A or higher. Cloudflare will not invest more than 10% of its total assets in “investment securities” that are not Capital Preservation Instruments, including investments made as part of Cloudflare’s corporate development strategy.9

[9]

For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Cloudflare should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

G. Revenue and Net Income

The Company recognizes substantially all of its revenues from fees based on subscriptions and support. As of the fiscal nine months ended September 30, 2022, the Company’s revenues were $700.5 million, which represents a substantial increase from the $656.4 million it recognized during the fiscal year ended December 31, 2021, the $431.1 million the Company recognized during the same year end period in 2020 and the $287 million it recognized during the same year end period in 2019. These amounts derived almost exclusively (99%) from subscription and customer support fees charged by Cloudflare for its services to its customers. The Company anticipates that fees will remain a particularly significant driver of revenue based on its customer contracts.

For the fiscal nine months ended September 30, 2022, the Company earned $6.6 million of net investment income from its investment securities (which consisted entirely of Capital Preservation Instruments), an increase from the fiscal year ended December 31, 2021, when the Company recognized net investment income of approximately $2.0 million. The 2021 figure in turn represented an approximately $4.6 million decrease from the fiscal year ended December 31, 2020 and an approximately $3.8 million decrease from the fiscal year ended December 31, 2019. The changes in net investment income have resulted from changes in interest rates.

Net investment income is limited and has continued to be less than 2% of revenues, and the net investment income attributed to Capital Preservation Instruments was less than 10% of the Company’s expenses attributable to R&D.10 The Company expects investment income to decline even further as a percentage of revenues as the market for Cloudflare’s products expands.

III. REASON FOR REQUESTING RELIEF

As the evidence above bears out, Cloudflare, since inception, has actively engaged in the business of developing and providing cloud-based network technologies. In order to compete successfully in its market sector, the Company requires capital to finance its R&D, secure intellectual property, conduct marketing, support services, and market its products and services. To this end, the Company directly holds “investment securities” on its balance sheet, which historically and currently exceed 40% of the Company’s total assets on an unconsolidated basis (exclusive of government securities and cash items), as prescribed by the Asset Test.

Because of the nature of the Company’s business and investments, it has historically relied on Rule 3a-8 under the 1940 Act in not registering with the Commission as an investment company. Rule 3a-8 prescribes an exclusion from the definition of “investment company” in recognition that R&D companies may exceed the 40% threshold of the Asset Test, because of their need to invest a significant portion of their capital in securities for purposes of financing their R&D and operational activities. Rule 3a-8 sets forth seven conditions for reliance. These conditions require that: (i) R&D expenses be “substantial” in comparison to overall expenses for the previous four quarters combined; (ii) net

[10]

The relation of net investment income to R&D expenses complies with Rule 3a-8. Rule 3a-8 requires that net income derived from investments in securities not exceed twice the amount of a company’s R&D expenses. 17 C.F.R. §270.3a-8(a)(2).

income from securities investments not exceed twice the amount of R&D expenses over the same period; (iii) expenses for investment management activities, investment research and custody, for the last four fiscal quarters, combined, not exceed 5% of a company’s total expenses for the same period; (iv) any securities investments be predominantly in “capital preservation investments” based on prescribed characteristics denoting preservation versus speculation; (v) a company not hold itself out as being in the business of investing, reinvesting, and trading in securities; (vi) the historical and current business of a company reflect activities other than investing, reinvesting, owning, holding, and trading in securities; and (vii) a company’s Board of Directors adopt a policy reflecting the capital preservation nature of a company’s securities investments.

The Company believes it complies with all the conditions of Rule 3a-8, but has raised concerns over (a) whether condition (i) above continues to be practical in light of changes to the Company’s overall expenses in connection with the increase of customer subscriptions and support services, and (b) whether, given the growth of the its overall expenses, the Company’s R&D expenses, although substantial in absolute terms, may not be “substantial” as a ratio of overall expenses (including cost of revenue), especially during times when R&D expenses remain steady or do not increase proportionately with the Company’s overall expenses, in particular due to the increases in the Company’s sales and marketing expenses and net capital expenditures detailed above. Based on these changes, R&D expenses, as a ratio of total expenses, is expected to decline as a percentage of the Company’s total expenses.

Because Rule 3a-8 does not prescribe an absolute-dollar test or a specific “bright-line” to determine when R&D expenses are “substantial” relative to overall expenses, it is difficult to conclude with absolute certainty when R&D is a substantial expense for the Company. The Commission staff, on the other hand, has explicitly agreed that a 20% ratio would be substantial for purposes of the rule,11 thus potentially suggesting that R&D expenses at a lower rate may not be “substantial,” and thus outside of the rule, notwithstanding the amount devoted to R&D in absolute dollars. As a result, Cloudflare’s continued ability to rely on Rule 3a-8 has become uncertain.

Although the Company believes it still complies with Rule 3a-8, it now seeks an order from the Commission under Section 3(b)(2) of the 1940 Act declaring that Cloudflare is an operating company, and not an “investment company,” in anticipation of such time as when it no longer complies. The requested order, if granted, would provide much needed certainty for Cloudflare and permit it to continue managing its balance sheet consistent with prudent investment guidelines for purposes of preserving capital to finance future R&D programs and the successful distribution of new cloud network products and future products, all of which are consistent with the Company’s strategic mission of becoming the leader in global cloud services.

[11]	Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007.

As the discussion below shows, Cloudflare is not and does not hold itself out as being, and does not propose to, engage primarily in the business of “investing, reinvesting, or trading in securities” within the meaning of the Business Test and is not engaged and does not propose to engage in the business of “investing, reinvesting, owning, holding, or trading in securities” for purposes of the Asset Test. Therefore, Cloudflare submits this Application for an order pursuant to Section 3(b)(2) of the 1940 Act to confirm that Cloudflare is not an “investment company” and to resolve any uncertainty as to the Company’s status under the 1940 Act.

IV. DISCUSSION

A.	Introduction

Section 3(b)(2) of the 1940 Act authorizes the Commission to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.

The Company qualifies for such an order because its business consists of developing, testing, and marketing Cloudflare’s suite of global cloud services directly and through its majority-owned subsidiaries. That is the Company’s sole business. The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in certain securities exceeding 40% of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Pursuant to Section 3(a)(1)(C) of the 1940 Act, the Company technically “fails” the Asset Test and therefore may be an “investment company” absent an exclusion or exemption.

Because of the extent of the Company’s securities holdings, it has historically relied on the exclusion from the definition of “investment company” in Rule 3a-8 under the 1940 Act, and continues to rely on it, although with less certainty in light of significantly increased sales and marketing expenses and net capital expenditures necessary to develop, provide, and support the Company’s suite of cloud services. That is, the ratio of R&D expenses to overall expenses has fluctuated somewhat more recently, as the technology industry’s demand has moved away from on-premise hardware to cloud services through a subscription model with Cloudflare, and is anticipated to decrease over time.

The Company’s business has not, however, fundamentally changed. The Company continues to be primarily engaged in business as an operating company focused on developing, providing, and supporting its suite of cloud services. It is not a company whose business is primarily engaged in investing, reinvesting, owning, holding, and trading in securities. Instead, it is experiencing the changes that companies with significant R&D activities often experience over time, as they move from solely or primarily developing products and services to monetizing those products and services.

B.	Definition of Investment Company

A company is an “investment company” and required to register with the Commission if it is an “issuer”12 and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,”13 or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.”14

Section 3(a)(2) defines “investment securities” as “all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7) of the 1940 Act].” The 1940 Act does not define the term “cash items,” although the Commission staff has interpreted cash items to include shares of registered money market funds qualified under Rule 2a-7 under the 1940 Act that seek to maintain a stable net asset value equal to $1.00 per share.15 Section 2(a)(16) defines “government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality.16 The Company’s cash items include assets held in bank deposits, and shares of money market funds qualified under Rule 2a-7, and the Company’s government securities include U.S. Treasury securities and U.S. governmental agency securities; therefore, those holdings are subtracted from the Asset Test calculation.

Notwithstanding the application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities;”17 or if the Commission grants an order pursuant to Section 3(b)(2). The 1940 Act does not define or otherwise establish clear benchmarks depicting the meaning of “primarily engaged,” leaving the meaning to the Commission to determine on a case-by-case basis pursuant to Section 3(b)(2). By its terms Section 3(b)(2) relates to the activities of both the parent and its majority-owned subsidiaries. Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test.18 Accordingly, a Section 3(b)(2) order by its terms would declare that a company is not an “investment company” for both the Business Test and the Asset Test.

[12]

Section 2(a)(22) of the 1940 Act defines “issuer” for these purposes to mean any natural person or company that “issues or proposes to issue any security, or has outstanding any security which is issued. 15 U.S.C. §80a-2(a)(22). Cloudflare is an issuer because, as of February 10, 2022, it had 324,076,375 shares of common stock outstanding.

[13]	15 U.S.C. §80a-3(a)(1)(A).
[14]	15 U.S.C. §80a-3(a)(1)(C).
[15]	Willkie Farr & Gallagher, SEC Staff No-Action Letter (Oct. 23, 2000).
[16]	15 U. S.C. §80a-2(a)(16).
[17]	15 U.S.C. §80a-3(b)(1).
[18]

The Commission has recognized that “a determination under Section 3(b)(2) ... that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993) (proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends it exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R. §270.3a-8(a).

Thus, the primary inquiry, under either the Business Test or the Asset Test, is whether the Company’s business as an operating company, including the financing of its business, constitutes primarily engaging in investing, reinvesting, owning, holding, or trading in securities, rendering it an “investment company” within the meaning of the 1940 Act. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Cloudflare is not an investment company.

C.	Application of the Tonopah Mining Test

1.	Historical Development of Cloudflare

Beginning in 2009, when Cloudflare was founded, to the present, Cloudflare has operated in the cloud software sector to develop comprehensive, scalable network cloud services for business use. Below is a brief compilation of the Company’s developments and recognitions as an innovative technology company:

•	In 2009, Cloudflare forms as a Delaware corporation as an idea between classmates at Harvard Business School. Cloudflare also wins the 2009 Harvard Business School Business Plan Competition.

•	In June 2010, Cloudflare launches a private beta to select members for testing.

•	In September 2010, Cloudflare launches at TechCrunch Disrupt.

•	In 2012, the Wall Street Journal names Cloudflare for a second time as the “Most Innovative Network & Internet Technology Company.”

•	In 2014, Cloudflare introduces an effort called Project Galileo in response to cyberattacks against vulnerable online targets, such as artists, activists, journalists, and human rights groups.

•

In 2015, Cloudflare announces Virtual DNS, which provides DDoS mitigation and global distribution to DNS nameservers services. Cloudflare’s service takes the load off of legacy DNS nameservers built into most corporate networks in order to better protect corporate networks from attacks targeting the vulnerabilities in these legacy nameservers.

•

In 2016, Cloudflare launches its Rate Limiting, which allows customers to rate limit, shape, block, or otherwise control traffic based on the number of requests per second per IP, cookie, or authentication token. This mechanism shields customers’ servers from attacks that utilize “bad loads” in attempts to overwhelm a site or crack into customer log ins.

•

In early 2019, Cloudflare announces a new free, with optional upgrades for a price, Virtual Private Network service named Warp designed to improve broadband connection speeds and securely hide the user’s internet traffic from any third parties, such a retailers or other data skimming programs.

•	In September 2019, the Company completes its IPO in which it issued and sold its common stock, for net proceeds of $565.0 million, and became a publicly listed company on the NYSE.

•

In May of 2020 and August 2021, the Company issues Notes in the principal amounts of $575 million and $1,293.8 million, respectively, to raise capital for operating expenses, including its increased sales and marketing expenses and net capital expenditures described in section II.E above.

The Company’s development of products and projects, and its global recognition as a leader in innovative technology companies, clearly shows that it primarily engages in the development, distribution, and support of cloud-based services, not in the business of investing, reinvesting, owning, holding, and trading in securities.

2.	Cloudflare’s Public Representations of Policy

Cloudflare has been consistent in its press releases, marketing materials, and website that it is engaged in the business of providing secure network cloud services. Cloudflare does not hold, and has never held, itself out to the public, through press releases, marketing materials, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. In its annual reports, stockholder letters, prospectuses, Commission filings, press releases, and marketing materials, and on its investor web site (https://cloudflare.net/), the Company’s public representations consistently state its mission to help build a better internet by providing solutions to managing individual network hardware for companies of all sizes and growth. The Company has never held itself out in any advertisement or otherwise as an investment company or any company primarily engaged in a business of deriving value and performance from the successful management of a portfolio of securities. Neither Cloudflare nor the Cloudflare brand is generally perceived to be associated with the activities of an investment company within the meaning of the 1940 Act.

As an example, virtually all of the Company’s press releases are for the purpose of announcing new products, strategic alliances or acquisitions, customer-related matters, quarterly financial results, or changes in executive management, all pertaining to the Company’s relevance as a global cloud services provider. Cloudflare has never represented that it is engaged in any activities other than developing and providing cloud services. Additionally, Cloudflare emphasizes operating results – and not its investment income, the possibility of returns primarily from the implementation of investment strategies, or performance returns – as the material factor in its business or future growth. Indeed, the only public representations that Cloudflare makes regarding its investment securities are those required to be disclosed in public filings with the Commission. For example, in its most recent Form 10-K, the Company discloses its “investments” and its “investment income” as part of its annual financial presentation, not as a marketing initiative, but as a regulatory matter as a public reporting company subject to periodic disclosures pursuant to the Securities Exchange Act of 1934.

Accordingly, it is clear from the Company’s public Commission filings and its other public representations that shareholders invest in the Company’s securities with an expectation of realizing gains from the Company’s development and sale of its suite of cloud services, and not from returns on an investment portfolio.

3.	Activities of Cloudflare’s Officers and Directors

All of the members of the Company’s board of directors and officers devote substantially all their time managing the Company’s business as a cloud-based services and technology company. None of the Company’s officers, directors, or employees spends or proposes to devote more than 1% of his or her time, if even that, to management of Capital Preservation Instruments on behalf of the Company. They are dedicated to the development and support of Cloudflare’s suite of cloud services and the development of new cloud-based network technologies and spend substantially all of their time managing the Company’s business as a cloud-based services and technology company. As the biographies above show, the Company’s officers and directors are all professionals with great expertise and experience in the technology and software industries.

In contrast, the Company’s officers and directors have largely delegated the management of the Company’s Capital Preservation Instruments to third-party investment managers, who handle day-to-day management of the Company’s Capital Preservation Instruments consistent with investment guidelines adopted by the Company’s board of directors. Therefore, the Company’s officers, directors, and employees are not responsible for, or tasked with, managing Capital Preservation Instruments.

As of September 30, 2022, Cloudflare had approximately 3,181 employees in locations throughout the world. In addition to the executive officers discussed above, five employees spend time on matters relating to the management of Cloudflare’s Capital Preservation Instruments. Cloudflare’s Capital Preservation Instruments are managed both internally by Cloudflare’s Chief Financial Officer and externally by three investment managers, whose activities are supervised by the Chief Financial Officer. Cloudflare’s remaining employees are involved in activities related to R&D, support, professional services, sales and marketing, and general and administrative roles.

The Company’s investment managers are Certified Financial Analysts and invest solely based on the Company’s policy; again, no one at the Company makes decisions regarding Capital Preservation Instruments internally. The cost of services related to management of Capital Preservation Instruments for 2020, 2021, and the fiscal nine months ended September 30, 2022, were $304,826, $392,907 and $610,255 respectively, which accounted for less than 2% of all expenses for the Company for each year. The Company does not expect this figure to increase materially over the long term. Not surprisingly, expenses related to management of Capital Preservation Instruments are de minimis in comparison to the Company’s overall expenses because of the Company’s fundamental nature as a technology company engaged in a cloud-based services business and not an investment company.19

4.	Nature of Cloudflare’s Assets

The Company’s unconsolidated balance sheet discloses fixed and current assets consistent with a technology company engaged in a cloud-based services business. As of September 30, 2022, these assets include property and equipment of $257.1 million, accounts receivable of $124.6 million, and operating right-of-use assets of $117.1 million (which represent the Company’s right to use any property it leases for the lease term and any renewal options that it is reasonably certain to renew and is a recognized asset under GAAP). The Company currently holds no strategic investments.

The Company maintains investments in Capital Preservation Instruments in order to fund its operations. Its portfolio is held in assets including investment-grade commercial paper, and corporate bonds; all of these investments are Capital Preservation Instruments. Cloudflare also invests in instruments excluded from the definition of “investment securities,” as defined in Section 3(a)(2),

[19]

The Company anticipates that the statements in this section would be true even if it invests in investment securities that are not Capital Preservation Instruments, all of which would comply with the condition in this Application that no more than 10% of the Company’s total assets will consist of investment securities other than Capital Preservation Instruments, as such capitalized term is defined herein. For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Cloudflare should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

including “Government securities” as defined in Section 2(a)(16) as well as certain securities issued by money market mutual funds that are considered cash items. At the end of the fiscal nine months ending September 30, 2022, the Company held approximately $954 million in government securities and $544 million in commercial paper and corporate bonds, with cash and cash equivalents of $129 million. The Company does not hold any strategic investments in other entities.

Once the Company’s holdings in government securities and cash items are excluded from the Asset Test, the Company holds investment securities accounting for approximately 65.4% of its total assets on an unconsolidated basis, as of September 30, 2022. All of these investment securities are Capital Preservation Instruments.

Cloudflare uses its current assets, including its Capital Preservation Instruments, to finance its continued operations in connection with the development of the Company’s software. As a result, the Company needs a continued ability to invest more than 40% of the total value of its assets, on an unconsolidated basis, in Capital Preservation Instruments.

This is reflected in the Company’s investment policy, which was adopted by the Company’s Board and is implemented to conserve capital and liquidity until the funds are used in the Company’s cloud-based services business. As of September 30, 2022, the Company held none of the value of its assets in investment securities that are not Capital Preservation Instruments, and the Company’s investment securities other than any deemed to be Capital Preservation Instruments do not and will not exceed 10% of its total assets in the future.20

5.	Cloudflare’s Sources of Income and Revenues

Since its inception, Cloudflare has carried net operating losses, and the Company anticipates it will continue to incur net losses for the foreseeable future, as it continues to develop and market its goods and services to establish and broaden its market position. This is not unusual for a technology company like Cloudflare – technology companies typically develop their products and services while seeking out a foothold in the target market, without any or with very little early revenue, all of which results in a loss.21 Inasmuch as Cloudflare has entered the commercialization

[20]

For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Cloudflare should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

[21]

Additionally, as noted above, in Cloudflare’s case the Company has incurred more operating expenses in recent years as it continues to hire additional personnel, expand operations and develop infrastructure both domestically and internationally, while also continuing to develop its products. Cloudflare has also incurred significant additional legal, accounting, and other operating expenses as it has transitioned to a public company. The Company expects all these trends in expenses to continue.

stage for its software and services, although still operating at a net loss, income may not be the single-most revealing aspect of its 1940 Act status. Rather, a review of the Company’s current source of revenues provides a more accurate reveal of its 1940 Act status, particularly given the upward trend in recognizing substantially increased revenues due to sales of new subscriptions, and although different from income, the SEC has previously recognized certain companies’ revenues, rather than income, as a useful measure of a company’s status under the 1940 Act.22

Cloudflare derives substantially all of its current revenues from the fees it charges to a wide range of customers. As noted above, the Company has experienced rapid revenue growth based on those fees over recent years, with revenue (again, substantially of which is from fees for its services) of $287.0 million, $431.1 million, $656.4 million, and $700.5 million for the years ended December 31, 2019, 2020, and 2021, and the nine months ended September 30, 2022, respectively, on an unconsolidated basis. In other words, revenue from fees increased by $144.1 million, or 50%, for the year ended December 31, 2020 compared to the year ended December 31, 2019; by $225.3 million, or 52%, for the year ended December 31, 2021 compared to the year ended December 31, 2020; and by $237.7 million, or 54.1%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The nature of the Company’s revenue is clear evidence of a strategy of successful expenditures on R&D, sales, and marketing of software that has successfully completed the rigors of the R&D phase and of related services.

In contrast, the Company’s net investment income from its Capital Preservation Instruments is not remotely sufficient to put the Company on a positive income trajectory. The Company only earned $2.0 million in net investment income in 2021, based solely on its Capital Preservation Instruments, compared to $6.6 million in 2020 and $5.8 million in 2019, also based solely on Capital Preservation Instruments. In other words, net investment income decreased by $4.6 million, or 69.7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, and by $3.8 million, or 65.5%, for the year ended December 31, 2021 compared to the year ended December 31, 2019. Thus, the Company’s rate of growth for returns on investment have been either negative or at least much slower than for revenue during these time periods. If net investment income were compared to the Company’s revenue, it would be equal to less than 1.0% of revenue for the fiscal year ended December 31, 2021 and equal to less than 1.5% of revenue for the fiscal year ended December 31, 2020, based solely on the Company’s Capital Preservation Instruments.

For the fiscal nine months ended September 30, 2022, the Company earned $6.6 million of net investment income, an increase compared to $2.0 million for the fiscal year ended December 31, 2021. This nonetheless represents less than 1% of revenue for the fiscal nine months ended September 30, 2022. The increase in net investment income is due to the increase in interest rates in the fixed income markets.

As noted, the Company does not have any strategic investments and has not earned, and does not expect to earn, investment income from such investments.

These numbers alone are compelling testimony of the Company’s focus as cloud-based services business. Namely, the Company is experiencing sharp increases in its earnings potential now that it is increasingly scaling products at lower marginal costs. As previously noted, the Company expects to continue its R&D in the development of improvements on and technological advances in cloud software.

D.	An Order Under Section 3(b)(2) Would Better Serve the Policies Underlying the 1940 Act and Avoid Harm to Cloudflare’s Shareholders

If the Commission declines to grant the relief requested in this Application, Cloudflare would be faced with two courses of action: (1) manage its investment of its liquid capital in Capital Preservation Instruments under the constraints imposed by the Asset Test; or (2) comply with the registration and regulatory requirements of the 1940 Act. Either alternative would disadvantage Cloudflare’s shareholders without serving any of the policies underlying the 1940 Act.

1.	Managing Investments under the Asset Test

Cloudflare’s management of its liquid capital in Capital Preservation Instruments under the constraints of the Asset Test would hinder Cloudflare’s business over the long term. As discussed above, Cloudflare holds significant amounts of cash, including a recent infusion of cash resulting from the IPO and subsequent private placements, because it needs those funds to address the capital-intensive nature of its business, its research and development needs, and fluctuations in returns, and this cash is not being immediately deployed for operations. In addition, Cloudflare may continue to raise capital.

In general, the Company needs the ability to invest more than 40% of the total value of its assets (exclusive of government securities and cash items), on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes.

2.	Registration under the 1940 Act

Compliance with the 1940 Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Cloudflare and its shareholders.

a.	Misleading Presentation of Financial Information

The manner of presentation required for investment company financial reports differs materially from the methodology employed by Cloudflare and prescribed by GAAP. Investment company financial statements report assets at their current fair market values. Cloudflare would incur costly changes in its financial reporting if it were required to register under the 1940 Act. The required changes to Cloudflare’s financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. If Cloudflare were required to file financial reports under the 1940 Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets on a quarterly or semiannual basis and make a good-faith attempt to establish the current fair market value for each such tangible and intangible asset. This would be extremely difficult. In addition, preparation of unconsolidated financial information in accordance with investment company practice would make Cloudflare’s financial information incompatible with other entities within the industry.

b.	Expensive and Burdensome Regulation

To require Cloudflare, a company not primarily engaged in the business of investing in securities, to comply with the regulatory provisions of the 1940 Act would be expensive, burdensome, and contrary to the best interests of its shareholders, who invested in Cloudflare as a technology company and not as an investment company. Compliance with the 1940 Act would require Cloudflare to devote considerable financial, administrative, and legal resources to the preparation of registration statements that meet the requirements of the 1940 Act, and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the 1940 Act. This would create a significant burden on Cloudflare’s financial and personnel resources, which would in turn have a negative impact on its management and profitability. This requirement also would significantly detract from Cloudflare’s efforts toward managing its technology operations.

c.	Forced Change in Cloudflare’s Business

The imposition of the 1940 Act’s regulatory scheme upon Cloudflare would cause material changes in its operating strategies. Cloudflare would be restricted as to all future borrowings by the asset-coverage requirements in section 18(a) of the 1940 Act. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Cloudflare. Furthermore, Sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors, and employees, and specifically prohibit the issuance of any stock options to these groups. Especially among technology companies, stock options and restricted stock units are an effective form of incentive and means for aligning employees’ interests with those of shareholders. It has historically been Cloudflare’s practice to issue stock options and restricted stock units (“RSUs”) to officers and employees of the Company, and it expects to continue to do so in the future. Cloudflare believes that a prohibition on the issuance of stock options and RSUs would lead potentially to the loss of key employees and other adverse consequences, negatively affecting shareholder returns.

The aggregate effect of these types of changes on Cloudflare’s business strategy would materially change the character of Cloudflare in ways its shareholders never contemplated when making their investments, causing considerable harm to the shareholders. Cloudflare’s shareholders would no longer own interests in a technology company, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, Cloudflare would experience substantially higher costs in complying with the 1940 Act and would experience material disruption of its business.

V. SUPPORTING PRECEDENT

The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Cloudflare, including: Snowflake, Inc., Investment Company Act Rel. Nos. 34049 (Oct. 9, 2020) (notice) and 34085 (Nov. 4, 2020) (order); Lyft, Inc., Investment Company Act Rel. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019) (order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).

VI. RELIEF REQUESTED

For the above reasons, Cloudflare requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

VII. CONDITIONS

Cloudflare agrees that any order granting the requested relief will be subject to the following conditions:

1. Cloudflare will continue to use its accumulated cash and securities to support its primary business (as such business is described in this Application);

2. Cloudflare will refrain from investing or trading in securities for speculative purposes; and

3. No more than 10% of Cloudflare’s total assets will consist of investment securities other than Capital Preservation Instruments (as such capitalized term is defined in this Application). For purposes of this condition, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Cloudflare should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

VIII. PROCEDURAL MATTERS

A.	Communications

Pursuant to Rule 0-2(f) under the 1940 Act, Cloudflare states that the address of its corporate headquarters is 101 Townsend Street, San Francisco, CA 94107. Cloudflare further states that all communications or questions should be directed to: Amy Caiazza, J.D., Ph.D, Wilson Sonsini Goodrich & Rosati P.C., 1700 K Street NW, Washington, D.C. 20006, with a copy to Douglas Kramer, General Counsel, Cloudflare, 101 Townsend Street, San Francisco, CA 94107.

B.	Authorization

Pursuant to Rule 0-2(c)(1) under the 1940 Act, Cloudflare hereby states that the officer signing this Application on its behalf is fully authorized to do so, that under the provisions of its Certificate of Incorporation, responsibility for the management of its affairs and business is vested in its Board of Directors, that by resolution (a copy of which is attached as Exhibit A), the Board of Directors has authorized any officer to prepare or cause to be prepared and to execute and file with the Commission the Application and any amendments thereto, and that Cloudflare has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

C.	Verification

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B hereto.

*         *         *

Cloudflare requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

March 3, 2023	Respectfully submitted,

Cloudflare, Inc.

	By:	/s/ Thomas Seifert
Name: Thomas Seifert
Title: Chief Financial Officer

EXHIBIT A

Certification

I, Douglas Kramer, General Counsel of Cloudflare Inc., a Delaware corporation, (“Cloudflare” or the “Company”), do hereby certify that the following resolutions were duly adopted at a meeting of the Board of Directors of Cloudflare on February 22, 2023. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

WHEREAS, the Company is engaged primarily in the business of providing, improving, and developing secure network cloud services to businesses, and is not in the business of investing, reinvesting, owning, holding or trading in securities;

WHEREAS, the Company intends to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 3(b)(2) of the Investment Company Act of 1940 declaring that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities in the form attached hereto as Exhibit A (the “Exemptive Order”); and

WHEREAS, the Board deems it to be in the best interests of the Company and its stockholders to file the Exemptive Order with the SEC in the form attached hereto as Exhibit A.

NOW, THEREFORE BE IT, RESOLVED, that the Exemptive Order, in the form attached hereto as Exhibit A is approved.

RESOLVED FURTHER, that the officers are hereby authorized and directed to file the Exemptive Order with the SEC, in the form attached hereto as Exhibit A.

RESOLVED FURTHER, that the appropriate officers of the Company are hereby authorized and directed to take all actions that are necessary or appropriate to carry out the intent of the resolutions, and any and all actions taken by the officers of the Company to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, ratified and confirmed.

IN WITNESS WHEREOF, I have set my name this 3rd day of March, 2023.

/s/ Douglas Kramer
Name: Douglas Kramer
Title: General Counsel

EXHIBIT B

Verification of Cloudflare, Inc.

The undersigned states that he has duly executed the attached Application dated March 3, 2023, for and on behalf of Cloudflare, Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set out therein are true to the best of his knowledge, information and belief.

/s/ Thomas Seifert
Name: Thomas Seifert
Title: Chief Financial Officer